

6-5-03



03054349

SE[illegible] MMISSION
Washington, [illegible]



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Macquarie Equities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 22nd Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Adams 212-548-6525
(Area Code - Telephone No.)

SEC MAIL PROCESSING RECEIVED MAY 29 2003 WASH, D.C. 153 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Wendy Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Equities (USA) Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGE L. BISCHOF
Notary Public, State of New York
No. 02BI6069511
Qualified in Westchester County
Commission Expires Feb. 4, 2006

Adams
Signature

Treasurer
Title

George B
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditors report on internal accounting control.
- ■ (p) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Equities (USA) Inc.

Statement of Financial Condition
March 31, 2003


SEC MAIL PROCESSING
RECEIVED
MAY 29 2003
WASH. D.C.
183
SECTION



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Macquarie Equities (USA) Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Equities (USA) Inc. (the "Company") at March 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 7, 2003

Macquarie Equities (USA) Inc.
Statement of Financial Condition
March 31, 2003

Assets	
Cash and cash equivalents	$ 2,924,011
Cash segregated for the exclusive benefit of customers	300,000
Receivable from affiliated broker/dealer	4,017,679
Receivable from affiliate	1,293,739
Deposits with and receivable from clearing broker	185,539
Other assets	38,285
Total assets	$ 8,759,253
Liabilities and Stockholder's Equity	
Liabilities	
Payable to customers	$ 4,017,679
Accrued expenses	681,585
Payable to affiliates	1,144,928
Total liabilities	5,844,192
Stockholder's equity	
Common stock - $.01 par value - 1,000,000 shares authorized; 150,000 shares issued and outstanding	1,500
Additional paid-in capital	648,500
Retained earnings	2,265,061
Total stockholder's equity	2,915,061
Total liabilities and stockholder's equity	$ 8,759,253

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Macquarie Equities (USA) Inc. (the "Company") is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Bank Limited, an investment bank operating in Sydney, Australia.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is acting as a broker of Australian securities and to a lesser extent U.S. securities. The Company's transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors.

2. Summary of Significant Accounting Policies

Cash equivalents
The Company considers investments in a money market account to be cash equivalents. At March 31, 2003 substantially all the Company's cash was held at one major financial institution.

Cash segregated for the exclusive benefit of customers
Cash segregated for the exclusive benefit of customers has been deposited in a special reserve account in accordance with SEC Rule 15c3-3.

Receivables from and payables to brokers, dealers, and customers
Receivables from and payables to brokers, dealers, and customers consist of amounts related to securities failed to deliver and receive and are recorded at the contract value of the securities not delivered and received on a settlement date basis.

Deposits with and receivable due from clearing broker
Receivable from clearing broker represents amounts deposited with the clearing broker in addition to certain commissions and fees receivable that are remitted to the Company on a monthly basis. The Company is required to maintain a minimum deposit of $150,000 at the clearing broker which is to be returned to the Company within 30 days after the termination of the clearing agreement.

Income taxes
The Company is included in the consolidated federal and combined state and local income tax return filed by the Parent. Income taxes are provided for under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission income
The Company executes and clears U.S. securities transactions through an unaffiliated clearing broker. The Company receives commissions, as defined within the executed clearing agreement, for

securities transactions introduced by the Company to the clearing broker on the trade date on a fully disclosed basis. Expenses related to commission income are also recorded on the trade date.

3. Related Party Transactions

The Company executes and clears all Australian securities transactions through an affiliated broker-dealer in Australia. In addition, the Company has a formal agreement with the affiliated broker/dealer whereby the affiliate receives all commissions on securities transactions and the Company receives from the affiliate an amount equal to 110% of the sum of all costs incurred by the Company, exclusive of interest and taxes, in the conduct of its business as a broker-dealer as consideration for exclusively utilizing the execution and settlement services of the affiliated party for Australian securities transactions. Payments to the Company are remitted on a monthly basis. Included in receivable from affiliate at March 31, 2003 is $336,170 related to service fees receivable in connection with this agreement.

Pursuant to a management and personnel services arrangement with the Parent, the Parent provides the Company with the personnel to perform certain management, administrative and clerical services and makes available the use of certain property and facilities. Included in payable to affiliates is $1,100,178 related to such services. In addition, as of March 31, 2003, the Company has a payable in the amount of $44,750 related to expenses paid on behalf of the Company by affiliates.

4. Income Taxes

The Company is a member of a consolidated group for U.S. federal and state income tax purposes. A formal tax sharing agreement between the Company and its U.S. Parent provides for federal and state income taxes to be determined on a separate company basis.

5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. The Company introduces its customers to affiliated or unaffiliated clearing brokers for execution and clearance in accordance with the terms of the clearance agreements. In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer's transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

6. Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature.

7. Commitments and Contingencies

The Company clears all of its U.S. securities transactions through a U.S. clearing broker and Australian securities transactions through an affiliated Australian clearing broker. Accordingly,

substantially all of the Company's credit exposures are concentrated with the clearing brokers. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2003, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business. In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Retirement Plan

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to a specified limit. Substantially all employees are eligible to participate in the plan.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under the alternative method for determining minimum net capital under paragraph (f) of SEC Rule 15c3-1, under which the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in accordance with the Computation for Determination of Reserve Requirements (SEC Rule 15c3-3). At March 31, 2003, the Company had net capital of $1,583,037, which was $1,333,037 in excess of its required net capital of $250,000.

10. Subsequent Events

On February 26, 2003 the Company received approval from the NASD to expand its membership agreement to include the activities of an affiliated broker/dealer, Macquarie Corporate Finance (USA) Inc. ("MCF"). Effective June 1, 2003 the business activities and associated persons of MCF will be transferred to the Company and the Company plans to change its name to Macquarie Securities Inc.